
A SUSTAINABLE LIFESTYLE BRAND

INVEST IN **SISTAIN**

Personalized, social shopping for sustainable home goods

LEAD INVESTOR

Virginia Suliman

Jaclyn and the team are creating a solution that sustainability committed and the sustainability curios. The opportunity in the marketplace for a no judgment zone way to simply get incrementally better about caring for earth is huge. SISTAIN's current and future offerings create real solutions to humans who want to do good where they can. Bolstered by years of creative, retail, technology, and strategy experience, the SISTAIN team is following disciplined approaches for building products and technology to serve this need. This inspires further confidence that what the team will build will stand the test of time.

Invested $40,000 this round & $40,000 previously

thesistain.com Denver CO

Highlights

1. Team with 2 startup exits & experience scaling revenue from $0 to $100M+
2. Leadership from Outside, Nike+ Accelerator & Leo Burnett (Publicis Agency)
3. 1.5K+ customers across 43 states in the USA
4. 40% repeat customer rate, with 46% purchasing again within 30 days
5. 50+ new creators added to platform / month - and growing!
6. 4.8M+ audience size from celebrity influencer endorsements
7. On track to $92M in revenue by 2028 (not guaranteed)
8. Bringing sustainability to the massive $715B home decor market

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Our Team



Jaclyn Tracy Founder & CEO

Sustainability maven. 10+ years building campaigns for Fortune 500 brands (Samsung, Discover). Founded Brand Effect agency. Ran multi-million dollar digital budget for Illinois governor's race & 50+ political races. DePaul U, BA Advertising & Sociology.



John Schnipkoweit CTO

Visionary engineer. Scaled companies from $0 to $100M+ in revenue, and led engineering teams at Inc 500 fastest-growing companies and VC-backed rollups. Scaled & exited 2 companies including one selected by Techstars. BS Engineering & Information Systems.



Alyssa Warth Head of Growth

eCommerce ace. Focus on science x consumer goods. Former VP of Growth at beam & Head of Acquisition at More Labs & TruBrain. Scaled a subscription program from $0 to $10M+ ARR & grew eCommerce customer volume 150%+ YoY for 3 years. UCLA, BS Neuroscience.



Luis Villarreal CFO

Finance whiz. Worked multiple successful deals in PE, including acquisitions of early-stage companies with deal values up to $10M. MA Accounting & MBA, University of Colorado.

Why SISTAIN?



SISTAIN makes sustainable living simple and inspiring.

Powered by a vibrant community, SISTAIN is bringing transparency and sustainability to the $715B home decor market.

Our trust-centric shopping platform is revolutionizing how consumers discover and purchase sustainable home goods. Content-first and community-curated, SISTAIN is THE destination for aspiring and experienced conscious consumers.

2/3 of American adults want to live sustainably but don't know where to start

Shopping for sustainable home goods is overwhelming. It's hard to know who to trust and what to look for and the average consumer lacks insight into the health, environmental, and ethical implications of the products they use every day.

Likewise, brands are often accused of greenwashing and making unsubstantiated claims, leading to a confidence crisis. 79% of Americans report they are skeptical of sustainability claims.


64% of Americans are willing to pay more for sustainable products but 74% don't know where to find them

Thousands of brands, however, are operating with sustainable or circular methods of design, production, and manufacturing processes. New solutions and innovative ideas around living sustainably, reducing plastic waste and our carbon footprint are emerging every day.

Shopping based on your values shouldn't be so hard. Living sustainably should be simple. It's time for a better way to connect shoppers with sustainable choices.

Discovering sustainable products through content and community


THINK WEST ELM X PINTEREST
About
Author, Interior Designer, Chef
Entertaining
Athena Calderone


Kitchen Essentials
Outdoor Patio
Handmade Ceramics
Entertaining

SISTAIN makes shopping for beautiful sustainable home goods transparent, social, and highly-personalized.

Our platform showcases brands meeting rigorous sustainability and design requirements across a range of lines from kitchenware to bedding to baskets. Top-selling brands include Bambu, Stojo and WellKept.

Our creator community also curates collections of 'SISTAIN-approved' home goods and produces editorial content to demystify sustainable living. Creators earn commission from product sales resulting from their collections and content.

Social proof highly influences purchases

A 'Slack-like' community space makes the shopping experience social. Community members login to the member space with just their email address, making it super simple to engage. Shoppers can then interact and share ideas and discoveries from their own sustainability journeys.

Based on these discussions, SISTAIN gleans insights such as the top sustainable laundry detergent, the most-loved sustainable wedding gift, the best leak proof plastic-free containers, etc, to present them in our editorial content.

SISTAIN's AI-driven product recommendation engine personalizes the shopping experience further, serving up tailor-made choices for sustainability based on the shopper's style preferences, browsing behavior, and previous purchases.

A 'How to Style' section leverages generative AI images to help shoppers visualize products in their homes, as well as style preferences and sustainability data to suggest complementary products and ways to enhance the sustainability of their homes.

The overwhelm of shopping for the home is amplified during big life events. Our registry feature helps newlyweds, new parents, and new homeowners sustainably navigate these transitions with ease. With SISTAIN's registry, you can create an event page, invite guests, manage RSVPs, and find sustainable vendors (hotels, venues, etc.).

Lastly, our robust product database allows shoppers to filter products against the sustainability, ethical or overall impact criteria that matters to them most.


Caraway Home
COOKWARE
ENVIRONMENT 3 OF 5
NONTOXIC 5 OF 5
PEOPLE 3 OF 5
COMMUNITY 4 OF 5
IMPACT 2 OF 5
Caraway's ceramic-coated non-toxic cookware is overall a great choice for you and the planet.
EXPLORE MORE
PRODUCT MATERIALS
PACKAGING
CORPORATE SOCIAL RESPONSIBILITY
PRODUCT LIFE CYCLE
PRODUCT ORIGIN
TIMELESS QUALITY
BRAND PROGRESS
PRODUCT CARE
SUSTAINABILITY
Use 100% non-toxic materials in their cookware, including a ceramic coating that is free of PTFE, PFOA, PFAs, lead, cadmium, and nickel.
Manufactured in a way that releases less CO2 into the environment than traditional non-stick cookware.
Use sustainable packaging for their products.
ETHICS
They support BSCI and SMETA certified manufacturing partners. Their factories are audited by independent third parties to ensure that they meet high standards for worker safety, fair wages, and working hours.
CERTIFICATIONS
Sedex
SMETA
END OF LIFE
It's time to recycle the cookware when the non-stick coating is starting to flake or peel off. The cookware is no longer non-stick, food sticking to bottom. Here is where you can recycle.
MADE IN
China

SISTAIN gives shoppers the power to align their values with their choices so they can have a positive impact on the world and on their own wellbeing - all without sacrificing style.

With SISTAIN, design-forward conscious consumerism is a tangible reality.

A trusted source of sustainability insights


PRODUCT MATERIALS
PACKAGING
CORPORATE SOCIAL RESPONSIBILITY
PRODUCT LIFE CYCLE
PRODUCT ORIGIN
TIMELESS QUALITY
BRAND PROGRESS

At the core of our approach is a commitment to promote brands that champion proven sustainable practices across seven key pillars.

We've developed a proprietary assessment methodology leveraging data science

We've developed a proprietary assessment methodology leveraging data science, third-party tools, feedback and ratings from our SISTAIN community, and self-reporting from brands. Here are the key categories we're tracking:

- **Product materials:** environmentally responsible, non-toxic ingredients
- **Packaging:** recyclable, compostable, minimal materials
- **Corporate social responsibility:** how brands give back & certifications attained
- **Product life cycle:** resource intensity & end of life disposal
- **Product origin:** traceability within the supply chain
- **Timeless quality:** design, durability and longevity of products
- **Brand progress: ongoing commitment to sustainable practices**

SISTAIN's robust, searchable database of approved products gives our community sustainability insights not available elsewhere.

The $715B home decor market is massive


GLOBAL HOME DECOR MARKET
(In Billions US $)
$937B
$715B
1,000
750
500
250


0
2022
2023
2024
2025
2026
2027
2028

Source: IMARC Group

The lack of sustainability standards in the $715B home decor market presents a huge opportunity. The market is crowded by major polluters and brands that are green-washing in an attempt to capitalize on the sustainability movement. No brand has emerged as the sustainability leader, and yet the market for sustainable goods is growing nearly 2X as fast as that of conventional goods.

At SISTAIN, we see a massive opportunity to bring transparency to the home decor market and to make the online shopping experience immersive, social, and informative – ushering in a new era of sustainable eCommerce.

Our highly engaged community comes for design & stays for the mission


1.5K CUSTOMERS ACROSS 43 STATES
40% REPEAT CUSTOMER RATE
· 46% of repeat customers purchase again within 30 days
· 54 days to place 2nd order on average
20% SOCIAL MEDIA ENGAGEMENT RATE

We've built a highly engaged community of creators, influencers, and shoppers at various stages in their sustainability journeys.

Social media is our primary acquisition channel, and we have a phenomenal 20% engagement rate. Shoppers are initially attracted to SISTAIN because of the beautiful aesthetics of our products. Our customers come for the design and stay for our mission, with 40% of customers making a repeat purchase within an average of 54 days. We create sustainability evangelists who share our products

and content with their own networks.

Our community can shop, share, and earn

Every member of our community has the opportunity to become a SISTAIN creator and earn from their content.

We're adding 50+ new creators to our platform every month, and each creator converts up to 20 new orders in their first year. This model drives organic growth and keeps customer acquisition costs low. 86% of Gen Z & Millennials want to make influencing a side hustle and SISTAIN gives them a transparent and competitive commission opportunity.

Celebrities love us

Leading influencers and celebrities personally post about items from SISTAIN, introducing hundreds of thousands of their followers to our mission and products, often without ever speaking with us!

SISTAIN is on a clear path to be the sustainability brand for the home


H1 2024
Social Commerce
Combine editorial and marketplace into one content-led experience
Launch Beta Creator Studio:
- Shoppable Collections
- Founding community members onboarded
H2 2024
Database & AI
Complete & integrate 'SISTAIN Approved' Sustainable Database
Launch generative AI product & style personalization
Test pop-up shops in eco-conscious cities
2025
Community & Impact
V2 Creator Studio
- Creator/Customer recommendations driven by slack-like community
Add one-of-a-kind artisan pieces to the platform via Etsy-like marketplace
Launch impact calculator & giveback program
2026 & BEYOND
Expansion Opportunities
License 'SISTAIN Approved' Database Certification
SISTAIN Branded Collection
Proprietory Registry and Gifting Features
B2B ESG Travel and Lodging
D2C Emerging Sustainable Brand Tools
Baby Collection

Forward looking projections cannot be guaranteed

By integrating generative AI, expanding our creator platform, and launching new features and engagement tools, our customer base will grow tenfold, all while we continue to champion sustainable brands.

Content-first, community driven approach sets SISTAIN apart

	SISTAIN	PackageFree	Crate&Barrel	West Elm	MadeTrade	Etsy
Sustainable Standards, Transparency	•	•		•	•	
Design-forward, Aspirational	•		•	•	•	
Content-First	•					
Community-Powered	•					•
Offers Commission	•					

SISTAIN is the only platform in our vertical with an engaged community and a structure that rewards creators for promoting products and the sustainability mission. Collectively - as a community - we can make the greatest impact and build a more circular future.

Shareable content, premium products & engaged customers drive a high LTV:CAC

	2024	2025	2026	2027	2028
AOV	$90	$108	$130	$149	$164
CAC	$24	$16	$11	$8	$8
LTV	$145	$172	$207	$252	$289
LTV:CAC	5	8	15	25	29

Forward looking projections cannot be guaranteed

Capital light D2C model yields high returns & a clear path to profitability with scale


HOW
70%
30%
WHERE
65%
35%


Inventory
Dropship
eComm/Store
Gift Registry
20% - 30% Dropship Take Rate | 40%+ Blended Contribution Margin

On track to $92M+ GMV by 2028


REVENUE PROJECTIONS
On track to $92M+ GMV by 2028
CUSTOMERS ONBOARDED
2024
2025
2026
2027
2028
7k
20k
60k
160k
312k
$63K
$110K
$1.1M
$6.4M
$19M
$43M
$92M
2022
2023
2024
2025
2026
2027
2028

Forward looking projections cannot be guaranteed

By scaling our creator program, launching collaborations with mission-aligned brands, and introducing new engagement tools on our platform, we have our sights set on reaching $92M in Gross Merchandise Value (GMV) from our marketplace, SISTAIN products, and our registry feature by 2028.

Our leadership team has scaled & exited 2 startups


LEADERSHIP TEAM
Our leadership team has scaled and exited 2 startups
FULL-TIME
Jaclyn Tracy CEO
12-years experience in marketing, branding and design
FRACTIONAL
John Schnipkoweit CTO
25-years experience in software engineering, systems theory & product


FRACTIONAL
Luis Villarreal CFO
Finance professional: PE Due Diligence / FP&A / Controller
FRACTIONAL
Alyssa Warth GROWTH
eCommerce growth & acquisition: strategy, data analysis & buying

“Demand quality, not just in the products you buy, but in the life of the person who made it.” – Orsola de Castro, an upcyclist, fashion designer, author

At the heart of SISTAIN's vision is Founder and CEO Jaclyn Tracy. A 2x founder, Jaclyn brings over a decade of experience in advertising for top-tier Fortune 500 brands including Samsung, Discover, and Pro Plan, and she has successfully managed multi-million dollar digital budgets for a governor’s race in Illinois and 50+ other political races. Working in advertising taught Jaclyn that consumer behavior can be changed, and it’s with this in mind that she is building a platform that makes sustainable consumerism not only more accessible, but also aspirational.

SISTAIN’s CTO John Schnipkoweit boasts 25 years as a successful tech executive. Notably, he built and successfully exited two startups, one of which caught the attention and backing of the prestigious Nike+ Accelerator powered by Techstars. In addition, he has experience scaling companies from $0 to $100M in revenue.

Together we can have a massive impact on the planet and build a more circular future

“We don’t need everyone to do zero waste imperfectly, we need millions of people to do sustainability imperfectly”

At SISTAIN, our philosophy is to make sustainable living accessible and enjoyable. We are not about promoting a ‘zero-waste’ lifestyle. We advocate for small sustainable changes, such as avoiding plastic straws or bringing your own

water bottle.

Our aim is to inspire everyone to start making sustainable choices so that collectively we can turn the tide of consumerism into a force for good.

Our unwavering commitment to give back to our community

To thank our investors, we're offering perks in the form of branded merchandise and exclusive access to our founder:

INVESTMENT AMOUNT	PERK
$500	SISTAIN Branded Hat
$2,500	SISTAIN Swag Bag
$5,000	SISTAIN Starter Kit - Kitchen edition
$10,000	Exclusive, Custom Ceramic Piece
$25,000	Founders' Circle (Quarterly Meetup on the SISTAIN Mission)
$50,000	A Personal Sustainable Lifestyle Consultation with SISTAIN CEO, Jaclyn Tracy

Invest in the future of sustainable shopping - and in a greener planet!

We launched a community investment round so that our community and earliest supporters can invest alongside venture funds and own a stake in our success.

Join SISTAIN on our mission to reduce the harmful environmental effects of consumerism by paving the way for consumers to align their values with their choices. By investing in SISTAIN, you are investing in a greener planet and building a more circular future.


SISTAIN


Invest in the future of
sustainable shopping
THESISTAIN.COM

We're here for the impact. The heart. The connection. The community. The growth. Vote with your dollar and join us!